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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934




                           Select Comfort Corporation
                           --------------------------
                                (Name of Issuer)



                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)




                                   81616X 10 3
                                 --------------
                                 (CUSIP Number)




                                  June 6, 2001
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  / / Rule 13d-1(b)
  /x/ Rule 13d-1(c)
  / / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP NO. 81616X 10 3                       SCHEDULE 13G
---------------------------- -----------------------------------------------------------------------------------------
             1               NAMES OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                             Standard Fusee Corporation
---------------------------- -----------------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                             Not Applicable                      (a)
                                                                 (b)
---------------------------- -----------------------------------------------------------------------------------------
             3               SEC USE ONLY
---------------------------- -----------------------------------------------------------------------------------------
             4               CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware corporation
---------------------------- -----------------------------------------------------------------------------------------
                                       5            SOLE VOTING POWER
         NUMBER OF                                  1,400,000 (see Item 4)
          SHARES             ---------------------- ------------------------------------------------------------------
       BENEFICIALLY
         OWNED BY                      6            SHARED VOTING POWER
           EACH                                              0
         REPORTING           ---------------------- ------------------------------------------------------------------
          PERSON
           WITH                        7            SOLE DISPOSITIVE POWER
                                                    1,400,000 (see Item 4)
                             ---------------------- ------------------------------------------------------------------

                                       8            SHARED DISPOSITIVE POWER
                                                             0
                             ---------------------- ------------------------------------------------------------------
             9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,400,000 (see Item 4)
---------------------------- -----------------------------------------------------------------------------------------
            10               CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                             Not Applicable
                                                                 / /
---------------------------- -----------------------------------------------------------------------------------------
            11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                             7.8%
---------------------------- -----------------------------------------------------------------------------------------
            12               TYPE OF REPORTING PERSON*
                             CO
---------------------------- -----------------------------------------------------------------------------------------

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Item 1(a).        NAME OF ISSUER:

                  The name of the issuer is Select Comfort Corporation (the "Issuer").

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The address of the principal executive offices of the Issuer is 6105 Trenton Lane North, Minneapolis, Minnesota 55442.

Item 2(a).        NAME OF PERSON FILING:

                  Standard Fusee Corporation.

Item 2(b).        ADDRESS OR PRINCIPAL BUSINESS OFFICE OR,IF NONE, RESIDENCE:

                  The address of Standard Fusee's principal place of business is 28320 St. Michaels Road, P.O. Box 1047, Easton, Maryland.

Item 2(c).        CITIZENSHIP:

                  Standard Fusee is a Delaware corporation.

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  The class of equity securities to which this Statement relates is the common stock, $.01 par value per share, of Select Comfort Corporation.

Item 2(e).        CUSIP NUMBER:

                  The CUSIP number of the common stock is 81616X 10 3.

Item 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b),
                  OR 13D-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

                  (a) / / Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

                  (b) / /  Bank, as defined in Section 3(a)(6) of the Act.

                  (c) / / Insurance company, as defined in Section 3(a)(19) of the Act.

                  (d) / / Investment company registered under Section 8 of the Investment Company Act of 1940.

                  (e) / / An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

                  (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

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                  (g) / /  A parent holding company or control person, in
                           accordance with Rule 13d-1(b)(ii)(G).

                  (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.

                  (i) / / A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

                  (j) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           OWNERSHIP:

         (a) Standard Fusee Corporation's beneficial ownership includes 1,000,000 shares of common stock issuable upon conversion of a $1,000,000 senior secured convertible note purchased from the issuer on June 6, 2001 and 400,000 shares of common stock issuable upon exercise of a warrant to purchase 400,000 shares of common stock also purchased on June 6, 2001.

         (b) Percent of class: 7.8%. The foregoing percentages are calculated on the 18,055,063 shares of common stock reported to be outstanding by Select Comfort Corporation on its most recently filed quarterly report on Form 10-Q for the quarter ended March 31, 2000.

         (c)      Number of shares as to which Standard Fusee Corporation has:


                  (i)   Sole power to vote or to direct the vote.................1,400,000

                  (ii)  Shared power to vote or to direct the vote...............        0

                  (iii) Sole power to dispose or to direct the disposition of....1,400,000

                  (iv)  Shared power to dispose or to direct the disposition of..        0

         (d) William R. McLaughlin, the President and Chief Executive Officer of Select Comfort Corporation, is also a Director of Standard Fusee Corporation and the Trustee and a beneficiary of trusts that hold non-voting shares of Standard Fusee stock. Mr. McLaughlin does not, directly or indirectly, own any voting shares of Standard Fusee Corporation.

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable.

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Item 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

Item 10. CERTIFICATION:

                  Not Applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 16, 2001                Standard Fusee Corporation


                                    By:   /s/ C. Jay Mclaughlin
                                       --------------------------------------
                                         C. Jay McLaughlin
                                    Its: President and Chief Executive Officer